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OMV Investor News

06010028

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RECEIVED JAN -3 P 2:24 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED JAN 05 2006 THOMSON FINANCIAL

December 21, 2005
7.30am (UK time) – 8.30am (CET)

OMV Makes Significant Gas Discovery in Austria

- **Gas reserves found of 1.5 bcm, equating to approximately one fifth of annual Austrian natural gas consumption**
- **2010 targeted production in Austria up by 25% to 50,000 boe/d**
- **Discovered through state-of-the-art 3D seismic and deep drilling technology**

OMV, the leading oil and gas group in Central Europe, succeeded in making a further major gas discovery in the Vienna Basin, the second this year following the success in Strasshof announced in the second quarter. The discovery was made during the drilling of the exploration well Ebenthal Tief 1 at a depth of approximately 3,400 meters using sophisticated drilling technology. The potential reserves found are estimated to be 1.5 bcm (10 mn boe). This is equivalent to about one fifth of the annual Austrian natural gas consumption and is more than OMV's Austrian annual gas production of 1.25 bcm. Production is expected to begin in 2007. It is assumed that the daily production will be approximately 600,000 bcm (3,700 boe/d) and life of field is thought to be between 10-15 years. In total OMV's 2005 oil and gas production in Austria will be around 14 mn boe.

Helmut Langanger, OMV Executive Board Member responsible for Exploration and Production stated: "We are delighted to announce this second major find in Austria after the highly significant Strasshof discovery in April this year. This discovery will help us reach our stated goal of increasing the oil and gas production in Austria by 25% to 50,000 boe/d. The exploration for oil and gas in Austria is problematic due to the maturity of the fields. The Ebenthal Tief 1 well once more highlighted OMV's technical ability to exploit mature oil and gas fields. Our advanced 3D seismics and the use of modern deep drilling technology are key to our success. This know how is also adopted successfully in mature oil and gas areas throughout our international E&P regions, particularly in Romania."

dlw 1/4

Move & More. OMV

Background information:

Successful year for exploration in Austria

The Ebenthal Tief 1 exploration well was drilled by OMV Austria Exploration & Production GmbH, a wholly owned subsidiary of OMV Aktiengesellschaft and is located approximately 30 km northeast of Vienna. It lies in the vicinity of the Matzen Field, the biggest contiguous oil field in Central Europe. Following intensive preparations – the first analyses of the seismic measurements were carried out in 2003 – the well was drilled to a depth of 3,740 meters. The gas deposit was detected in a layer of around 3,400 meters. Present estimates indicate an average value of about 1.5 bcm or 10 mn boe. This corresponds to more than OMV's annual gas production in Austria or about one fifth of the annual Austrian natural gas consumption of 8.6 bcm.

The total cost of drilling the exploration well was around EUR 5 mn. In order to develop the find, considerable further investment will be necessary for additional wells, pipelines and above-ground production facilities. The gas will be fed into the Austrian supply network after start of production from 2007 onwards.

State-of-the-art technology has led to the highest production level in Austria since 1980

In 2004 and 2005 OMV drilled 19 wells in Austria. This represented a total drilling performance of 51,100 meters. During these two years, more than EUR 150 mn were invested in the search for and extraction of oil and gas in Austria. Thanks to the use of the most modern technology, it was possible to achieve the highest level of production in Austria since 1980 and to offset the natural decline in production in old oil and gas fields. All of the 8 wells drilled in 2005 were commercially viable. This very high success rate compared to international figures demonstrates OMV's technical expertise as an operator of old and mature oil and gas fields.

Stable oil and gas production in Austria at a high level

In 2005 OMV had total oil and gas reserves in Austria of 150 mn boe, of which the gas reserves account for 90 mn boe (corresponding to 14.4 bcm) and the proved crude oil reserves for 60 mn bbl. OMV's goal is to increase its Austrian oil and gas production at 25% from presently 40,000 boe/d to 50,000 boe/d until 2010. Therefore OMV will continue its intensive exploration activities to find new deposits and its use of the very best technologies to ensure that. OMV's oil and gas production in Austria will remain core to the company's overall production.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Leanne Denman, London, IR	Tel. +44 (20) 7367-5112; e-mail: leanne.denman@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–December and Q4 2005** in March 2006